October 8, 2014

Mr. John Reynolds

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	eWellness Healthcare Corporation (f/k/a Dignyte, Inc.)
Registration Statement on Form S-1
Amendment No. 5
Filed September 11, 2012
Effective September 14, 2012
File No. 000-181440

Dear Mr. John Reynolds

The Company hereby applies for the withdrawal of its Registration Statement on Form S-1, which sought to register 11,000,000 shares of its common stock, at $0.10 per share, which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2012 and then amended with Amendment 1 on May 25, 2012, Amendment 2 on May 26, 2012, Amendment 3 on August 20, 2012, Amendment 4 on August 30 and Amendment 5 on September 11, 2012 (as amended, the “Registration Statement”); we filed a Prospectus to the Registration pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”) on September 18, 2012. Although the Registration Statement was declared effective on September 14, 2012, no securities were sold pursuant to it.

As disclosed in the Current Report on form 8-K that the Company filed on April 11, 2014, we entered into a share exchange agreement (the “Initial Exchange Agreement”) with the shareholders of eWellness Corporation, a Nevada corporation (“eWellness” or “Private Co.”), following which, Private Co. became our wholly owned subsidiary (the “Share Exchange”).

The closing of the Initial Exchange Agreement was conditioned upon certain, limited customary representations and warranties, as well as, among other things, our compliance with Rule 419 (“Rule 419) of Regulation C under the Securities Act and the consent of our shareholders as required under Rule 419. We filed the Registration Statement as part of our compliance with and to carry out the Rule 419 offering (the “Rule 419 Offering”). However, Rule 419 required that the Share Exchange occur on or before March 18, 2014, which it did not. Accordingly, after numerous discussions with management and eWellness, the parties entered into an Amended and Restated Share Exchange Agreement (the “Share Exchange Agreement”) to reflect a revised business combination structure, pursuant to which we would: (i) file a registration statement on Form 8-A to register our common stock pursuant to Section 12(g) of the Exchange Act, which we did on May 1, 2014 and (ii) seek consent (the “Consent”) from the participants of the 419 transaction (the “Participants”) to transfer their previously escrowed funds into a similarly termed private offering pursuant to Regulation D under the Securities Act (the “Converted Offering”). After giving the Participants a memorandum explaining the new offering and disclosing any changes in the Company’s business and financial condition that occurred after we filed the Registration Statement that we deemed material to the investment decision in the private offering, we received a Consent from all of the Participants. The Consent directed the escrow agent to disburse the Participants’ previously escrowed funds initially submitted for the 419 Offering to the Company, as the purchase price for the shares included in the Converted Offering, which was done pursuant to Regulation D; as a result, no sales were made pursuant to Rule 419. We also agreed to change our name to eWellness Healthcare Corporation to more accurately reflect our new business and operations after the Share Exchange, which occurred and is effective as of April 25, 2014. As the parties satisfied all of the closing conditions, the Share Exchange closed on April 30, 2014.

Due to the changed deal structure, the parties also agreed that we would withdraw the Registration Statement and file a new Registration Statement on Form S-1 to register all of the shares of common stock issued in the Converted Offering, as well as certain other shares. It has been an administrative oversight not to request withdrawal yet and respectfully seek the Commission’s consent to do so now.

In light of the Company’s ultimate nonuse of Rule 419 to complete the Share Exchange and related transactions, most significantly of which is the share offering, we believe it is in the Company and our shareholders’ best interest to withdraw the Registration Statement. Given the facts and circumstances presented herein, we also believe that such withdrawal is consistent with the public interest.

Accordingly, we request that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please contact Rachael Schmierer, Esq. at (917) 512-0828 if you have any questions regarding this request for withdrawal. Thank you.

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer